UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Sentio Healthcare Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

817304108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA AIV-1 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates REPA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,830,938

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,830,938

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,830,938

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,830,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,830,938

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,830,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,830,938

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 57.8%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 supplements and amends the Schedule 13D filed on October 28, 2013 by the Reporting Persons (as defined below), as amended by Amendment No. 1 to the Schedule 13D filed on December 9, 2013, as amended by Amendment No. 2 to the Schedule 13D filed on April 9, 2014, as amended by Amendment No. 3 to the Schedule 13D filed on June 18, 2014, as amended by Amendment No. 4 to the Schedule 13D filed on August 15, 2014, as amended by Amendment No. 5 to the Schedule 13D filed on November 18, 2014, as amended by Amendment No. 6 to the Schedule 13D filed on December 18, 2014, as amended by Amendment No. 7 to the Schedule 13D filed on December 31, 2014, as amended by Amendment No. 8 to the Schedule 13D filed on January 22, 2015, as amended by Amendment No. 9 to the Schedule 13D filed on May 28, 2015 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of Sentio Healthcare Properties, Inc., a Maryland corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i) Sentinel RE Investment Holdings LP, a Delaware limited partnership (“Sentinel LP”);

(ii) Sentinel RE Investment Holdings GP LLC, a Delaware limited liability company (“Sentinel General Partner”);

(iii) KKR REPA AIV-1 L.P., a Delaware limited partnership (“KKR REPA AIV-1 Fund”);

(iv) KKR Associates REPA L.P., a Delaware limited partnership (“KKR Associates REPA”);

(v) KKR REPA GP LLC, a Delaware limited liability company (“KKR REPA GP”);

(vi) KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a) and (b). The Reporting Persons beneficially own an aggregate of 15,830,938 shares of Common Stock, which represent, in the aggregate, approximately, 57.8% of the outstanding shares of Common Stock.  The 15,830,938 shares of Common Stock consist of 1,586,260 Series B Preferred Units of Sentio Partnership held directly by Sentinel LP, which, pursuant to the terms of the Amended Sentio Partnership Agreement (as defined below), are convertible into 15,830,938 common units of the Sentio Partnership, which are then exchangeable for 15,830,938 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 11,538,992 shares of Common Stock outstanding as of March 17, 2017, as reported by the Issuer in its Form 10-K filed by the Issuer with the SEC on March 17, 2017, and assumes that an additional 15,830,938 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by Sentinel LP into Common Stock.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

Voting Agreement

KAREP Master JV, LLC (“Parent”), KAREP Acquisitions Vehicle, LLC, a wholly owned subsidiary of Parent (“Merger Sub”), the Issuer, Sentio Partnership and the Advisor (solely in its capacity as the Stockholders’ Representative (as defined in the Merger Agreement)), entered into an Agreement and Plan of Merger, dated as of May 3, 2017 (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger of the Issuer with and into Merger Sub (the “Merger”), with Merger Sub to survive the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement.

As a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent and Sentinel LP have entered into a voting agreement (the “Voting Agreement”), pursuant to which Sentinel LP, the sole holder of the Series C Preferred Shares, has undertaken to, among other things, vote all of its Series B Preferred Units, Series C Preferred Shares and other shares of Common Stock over which it acquires beneficial ownership after the date of the Voting Agreement (the “Shares”) in favor of the Merger Agreement and the approval of the transactions contemplated thereby; provided that if there is a Change of Recommendation (pursuant to and as defined in the Merger Agreement) the “Shares” of Sentinel LP required to be voted shall mean a number of Shares equal to 35% of the voting rights of the outstanding shares of Common Stock and Series C Preferred Shares.  The Voting Agreement

will automatically terminate upon the occurrence of certain events, including a termination of the Merger Agreement.  Pursuant to the terms of the Series C Preferred Shares, Sentinel LP is entitled to one vote for each share of As-Converted Common Stock (as defined herein) held.  “As-Converted Common Stock” means, as of any determination date and with respect to any holder, the number of shares of Common Stock then held by such holder and its affiliates after giving effect to the conversion or exchange, in accordance with their terms, of any and all securities then convertible or exchangeable, directly or indirectly, into Common Stock (including, without limitation, the Series B Preferred Units), but without giving effect to any limitations on such conversion or exchange applicable as a result of ownership and transfer restrictions set forth in the Issuer’s charter.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Merger Consideration Allocation Agreement

Simultaneously with the execution of the Merger Agreement, on May 3, 2017, the Issuer, Sentio Partnership, Sentinel LP, the Advisor, and Parent, entered into a Merger Consideration Allocation Agreement (the “MCA Agreement”), which confirmed, among other things the (1) amount Sentinel LP will receive as consideration for all of its outstanding Series B Preferred Units and the mechanism for how such units will be redeemed; (2) amounts Sentinel LP will receive as consideration for all of its outstanding Series C Preferred Shares; (3) amounts Advisor will be entitled to receive in connection with the consummation of the Merger and termination of the Advisory Agreement (as defined therein); and (4) allocation of Contingent Value Rights (as defined in the Merger Agreement) among the holders of Common Stock, Sentinel LP and Advisor. In connection therewith, pursuant to the Amended Sentio Partnership Agreement and the Investor Rights Agreement, Sentinel LP consented to the transactions contemplated by the Merger Agreement for all purposes thereunder and agreed to the treatment of the Series B Preferred Units as contemplated by the Merger Agreement and the MCA Agreement.  Pursuant to the terms and conditions of the MCA Agreement, (i) the aggregate cash consideration for the redemption of the Series B Preferred Units is estimated to be between $216,355,482 and $226,054,788 (subject to possible increases) and will be determined upon the final determination of the Aggregate Cash Merger Consideration (as defined in and determined pursuant to the Merger Agreement) based on the sample calculation set forth on Exhibit A to the MCA Agreement using the Estimated Closing Date (as defined in and determined pursuant to the Merger Agreement); (ii) upon the effective time of the Merger, Sentinel LP will be entitled to 57.78% of the aggregate number of Contingent Value Rights to be issued; and (iii) the parties to the MCA Agreement agreed to the treatment of all of the issued and outstanding Series C Preferred Shares in accordance with Section 2.2(b) of the Merger Agreement.

In addition, Sentinel LP, the Issuer and Sentio Partnership agreed that upon the effective time of the Merger, the Purchase Agreement (as amended) and the Investor Rights Agreement (as amended) shall each be terminated and shall have no further force or effect.  In addition, the Issuer and Advisor agreed that effective as of the effective time of the Merger, the Advisory Agreement (as amended by the Transition Agreement (as amended by those certain Amendments No. 1, No. 2, No. 3 and No. 4 to the Transition Agreement)) shall be terminated and shall have no further force or effect.

The foregoing description of the terms of the MCA Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Amendments to Transition Agreement

The Issuer, Sentio Partnership, Sentinel LP and the Advisor amended the Transition Agreement on February 24, 2015 and February 9, 2017.  These amendments, among other things, extended the deadline by which the Issuer must complete a transition to an internal management structure to February 11, 2019 and provided renewals of the Advisory Agreement until February 11, 2019, and limited certain fees described therein, in each case, subject to the terms and conditions set forth therein.

The foregoing description of the terms of the amendments is qualified in its entirety by reference to the full text of such amendments, which are incorporated herein by reference.

Item 7.                                 Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description

Exhibit Q	Voting Agreement

Exhibit R	MCA Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 4, 2017). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit S

Amendment No. 3 to the Transition Agreement (filed as Exhibit 10.3 to the Issuer’s Form 10-Q filed with the SEC on May 12, 2015). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit T

Amendment No. 4 to the Transition Agreement (filed as Exhibit 10.9 to the Issuer’s Form 10-K filed with the SEC on March 17, 2017). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2017

SENTINEL RE INVESTMENT HOLDINGS LP

By:	Sentinel RE Investment Holdings GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA AIV-1 L.P.

By:	KKR Associates REPA L.P., it general partner

By:	KKR REPA GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES REPA L.P.

By:	KKR REPA GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

EXHIBIT Q

EXECUTION

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of May 3, 2017, between KAREP Master JV, LLC, a Delaware limited liability company (“Parent”), and Sentinel RE Investment Holdings LP, a Delaware limited partnership (the “Stockholder”).

WHEREAS, Parent, Sentio Healthcare Properties, Inc., a Maryland corporation (the “Company”), KAREP Acquisitions Vehicle, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), and Sentio Healthcare Properties OP, L.P., a Delaware limited partnership (the “Company Operating Partnership”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub to survive the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition, as well as the term “Person”, shall have the respective meanings specified in the Merger Agreement);

WHEREAS, the Stockholder owns Series B Convertible Units (the “Series B Convertible Units”) in the Company Operating Partnership, which units are convertible into Common Units in the Company Operating Partnership (the “Common Units”) and which Common Units in the Partnership are exchangeable into shares of common stock, par value $0.01 per share, of the Company (“Common Stock”), in accordance with the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 5, 2013, as amended by the First Amendment dated as of December 22, 2014 and the Second Amendment dated as of September 7, 2016 (the “Partnership Agreement”);

WHEREAS, according to the Company, the number of shares of Common Stock into which the Common Units can be exchanged as of the date hereof is 15,830,938;

WHEREAS, the Stockholder owns 1,000 shares of 3% Senior Cumulative Preferred Stock of the Company, Series C (the “Series C Preferred Stock”) which by the terms of the Articles Supplementary for the Series C Preferred Stock allows any holder of Series C Preferred Stock to vote the Series C Preferred Stock and any other securities convertible or exchangeable into Common Stock on an “as-converted” basis with the holders of the Common Stock;

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholder is entering into this Agreement; and

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1.                                 Voting. From and after the date hereof until the earliest of (a) the consummation of the Merger, (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, (c) April 30, 2018 and (d) the entry into any amendment or modification of the Merger Agreement without the prior written consent of the Stockholder, or any written waiver of the Company’s rights under the Merger Agreement made in connection with a request from Parent, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or which is otherwise adverse to the Stockholder in any material respect (such earlier date, the “Expiration Date”), the Stockholder irrevocably and unconditionally hereby agrees, subject to Section 1.5, that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s stockholders, however called, or in connection with any written consent of the Company’s stockholders, the Stockholder will (i) appear at such meeting or otherwise cause all of its Series B Convertible Units, Series C Preferred Stock (the “Existing Voting Interests”) and other shares of Common Stock over which it has acquired beneficial ownership after the date hereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, any stock options to acquire Common Stock or warrants or the conversion of any convertible securities or otherwise) (collectively, the “New Shares”, and together with the Existing Voting Interests, the “Shares”), which it owns as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of any proposal to adjourn or postpone such meeting of the Company’s stockholders to a later date for lack of quorum or if there are not sufficient votes to approve the Merger, and (C) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement or (2) prevent, materially impede or materially delay the Company’s or Parent’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger (clauses (A) through (C), the “Required Votes”); provided that if there is a Change of Recommendation pursuant to Section 5.2(e) of the Merger Agreement then “Shares” of the Stockholder for Section 1.1 and Section 1.2 of this Agreement shall mean a number of Shares equal to 35% of the voting rights of the outstanding shares of Common Stock and Series C Preferred Stock. Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of the Stockholder to vote (including by proxy or written consent, if applicable) in favor of, against or abstain with respect to any matters presented to the Company’s stockholders.

Section 1.2.                                 Grant of Irrevocable Proxy; Appointment of Proxy.

(a)                                 From and after the date hereof until the Expiration Date, subject to Section 1.5, the Stockholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof, and each of them individually, as the Stockholder’s true and lawful proxies and attorneys-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Shares owned by the Stockholder as of the applicable record date in accordance

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with the Required Votes; provided, that the Stockholder’s grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, the Stockholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Shares of the Stockholder be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii), and the Stockholder shall retain the authority to vote on all other matters.

(b)                                 The Stockholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes all such proxies.

(c)                                  The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder agrees, until the Expiration Date, to vote the Shares in accordance with the Required Votes. The parties agree that the foregoing is a voting agreement.

Section 1.3.                                 Restrictions on Transfers. Absent the prior written consent of Parent, the Stockholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, (a) offer, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, loan, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a “Transfer”), either voluntarily or involuntarily, any Shares, Series C Preferred Stock, Series B Convertible Units or Common Stock, other than any Transfer to an Affiliate of the Stockholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee executes a joinder to this Agreement pursuant to which such Affiliate agrees in writing to become a party to this Agreement and be subject to the restrictions applicable  to the Stockholder and otherwise become a party for all purposes of this Agreement and notice of such Transfer is delivered to Parent pursuant to Section 5.4; provided that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement, other than with respect to those Shares transferred in accordance with the foregoing provision, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) or (b); provided that nothing herein shall prohibit any Transfers otherwise prohibited by this Section 1.3 so long as such Transfers do not occur before the Company stockholder Approval is obtained.

Section 1.4.                                 Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that is inconsistent with this Agreement and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Shares that is inconsistent with this Agreement.

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Section 1.5.                                 No Obligation to Exercise Rights or Options. Nothing contained in this Article I shall require the Stockholder (or shall entitle any proxy of the Stockholder) to (i) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying New Shares or (ii) vote, or execute any consent with respect to, any New Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

ARTICLE II
CAPACITY

Section 2.1.                                 Capacity. The Stockholder is executing this Agreement solely in its capacity as a stockholder of the Company and nothing contained herein shall in any way limit or affect Billy Butcher or Peter Sundheim (or any future director of the Company who may be affiliated or associated with the Stockholder or any of its Affiliates) from exercising his fiduciary duties as a director or officer of the Company or from otherwise taking any action or inaction in his capacity as a director and/or officer of the Company, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director shall be deemed to constitute a breach of this Agreement. Nothing in this Section 2.2 is intended to limit the obligations and agreements of the Company under the Merger Agreement.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1.                                 Representations and Warranties of the Stockholder. The Stockholder represents and warrants to Parent as follows: (a) the Stockholder has full legal capacity and full power and authority to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, including the granting of the irrevocable proxy as set forth in Section 1.2 hereof, (b) this Agreement has been duly and validly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder and no other company actions or proceedings on the part of the Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Law affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in law or equity), (d) the execution and delivery of this Agreement by the Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to or result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Existing Voting Interests pursuant to any agreement binding upon the Stockholder or the Existing Voting Interests, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the Securities and Exchange Commission by the Stockholder or as would not impact the Stockholder’s ability to perform or comply with its

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obligations under this Agreement in any material respect, (e) as of the date hereof, the Stockholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Existing Voting Interests and (f) as of the date hereof, the Stockholder beneficially owns 1,586,260 Series B Convertible Units and 1,000 shares of Series C Preferred Stock free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, the Partnership Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations) and has sole voting power with respect to the Existing Voting Interests and sole power of disposition with respect to all of the Series B Convertible Units and shares of Series C Preferred Stock, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Existing Voting Interests; provided that the Stockholder may be deemed to share voting power and the power of disposition over its Existing Voting Interests with Billy Butcher.

Section 3.2.                                 Representations and Warranties of Parent. Parent represents and warrants to the Stockholder as follows: (a) Parent has full legal capacity and full power and authority to execute and deliver this Agreement, to perform Parent’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly and validly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other company actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Law affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in law or equity) and (d) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to or result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement binding upon Parent, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the Securities and Exchange Commission by Parent or as would not impact such Parent’s ability to perform or comply with its obligations under this Agreement in any material respect.

Section 3.3.                                 Covenants. The Stockholder hereby:

(a)                                 irrevocably waives, and agrees not to exercise, any rights of objecting stockholder or other rights of appraisal or rights of dissent from the Merger that the Stockholder may have with respect to the Shares;

(b)                                 agrees upon receipt of written inquiry from Parent to promptly notify Parent of the number of any New Shares acquired by the Stockholder after the date hereof and

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prior to the Expiration Date. Any New Shares shall automatically be subject to the applicable terms of this Agreement as though owned by Stockholder on the date hereof;

(c)                                  permits the Company to publish and disclose, including in filings with the Securities and Exchange Commission and in the press release announcing the transactions contemplated by the Merger Agreement (the “Announcement Release”), this Agreement and the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in each case, to the extent the Company reasonably determines that such information is required to be disclosed by applicable Law (or in the case of the Announcement Release, to the extent the information contained therein is consistent with other disclosures being made by the Company or the Stockholder); provided that the Company shall give the Stockholder and its legal counsel a reasonable opportunity to review and comment on such publications or disclosures prior to being made public;

(d)                                 shall and does authorize Parent or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares); provided that if Parent or its counsel gives such notification, it shall on the earlier of the (x) Expiration Date and (y) the date on which the Company Stockholder Approval is obtained further notify the Company’s transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date; and

(e)                                  agrees not to amend the Partnership Agreement in a matter that would adversely affect (i) the conversion of the Series B Convertible Units into Common Units or (z) the exchange of the Common Units for Common Stock.

ARTICLE IV
TERMINATION

This Agreement shall terminate and be of no further force or effect on the Expiration Date, and neither Parent nor the Stockholder shall have any rights or obligations hereunder following such termination. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE V
MISCELLANEOUS

Section 5.1.                                 Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’ fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected.

Section 5.2.                                 No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to the Stockholder’s Shares shall remain vested in and belong to the Stockholder and (b) Parent shall have no authority to exercise any power or authority to direct or control the voting or disposition of any Shares or direct the Stockholder in the performance of its duties or responsibilities as a stockholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other

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person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

Section 5.3.                                 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile transmission (providing confirmation of such facsimile transmission):

To Parent:

c/o KAREP Acquisitions, LLC
1 Town Center Road, Suite 300
Boca Raton, FL 33486
Attention:  David Selznick and Russell Reiter

Facsimile:  (561) 300-6290

with copies to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
Attention:  Stuart Barr

Facsimile:  (202) 637-5910

To Stockholder:

Sentinel RE Investment Holdings LP
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, NY  10019
Attention:  General Counsel

Facsimile:  (212) 750-0003

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
Attention: Gary I. Horowitz

Facsimile:  (212) 455-2502

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 5.4.                                 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and the Stockholder, and (ii) in the case of a waiver, by the party (or

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parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.5.                                 Assignment. Except as contemplated by Section 1.3, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

Section 5.6.                                 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.7.                                 Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.8.                                 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 5.9.                                 Jurisdiction; Specific Enforcement; Waiver of Trial by Jury. The parties’ rights in this Section 5.9 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 5.9. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Business and Technology Case Management Program of the Circuit Court for Baltimore City (the “Baltimore Circuit Court”) and any state appellate court therefrom within the State of Maryland (or, if the Baltimore Circuit Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Maryland) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative). In the event any party seeks any remedy referred to in this Section 5.10, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.9 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Baltimore Circuit Court and any state appellate court therefrom within the

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State of Maryland (or, if the Baltimore Circuit Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Maryland). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 5.4; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.10.                          Governing Law. This Agreement, and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to any choice or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.

Section 5.11.                          Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

Section 5.12.                          Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if’. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and

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regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 5.13.                          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 5.14.                          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SENTINEL RE INVESTMENT HOLDINGS LP

By:	Sentinel RE Investment Holdings GP LLC,
its general partner

By:	KKR REPA AIV-1, L.P., managing member

By:	KKR Associates REPA L.P., its general partner

By:	KKR REPA GP LLC, its general partner

By:	/s/ David Sorkin
	Name:	David Sorkin
	Title:	Secretary

KAREP MASTER JV, LLC

By:	/s/ S. David Selznick
	Name:	S. David Selznick
	Title:	Vice President

[Signature Page to Voting and Support Agreement]